Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Prices Public Offering of 1,444,814 Ordinary Shares

TEL AVIV, Israel – October 18, 2017 − RADCOM Ltd. (NASDAQ: RDCM), a leading provider of NFV-ready service assurance and customer experience management solutions for Communications Service Providers (CSPs), announced the pricing of its previously announced underwritten public offering of 1,444,814 ordinary shares, at an offering price of $19.50 per share.  Gross proceeds from the offering are expected to be approximately $28.2 million before underwriting discounts and commissions and other offering expenses.  In connection with the offering, Radcom has also granted the underwriters a 30-day option to purchase up to an additional 216,722 ordinary shares at the public offering price.

RADCOM intends to use the net proceeds of the offering for general corporate purposes, which may include financing its operations, capital expenditures and corporate development.

In connection with the offering, William Blair & Company, L.L.C. and Needham & Company, LLC are acting as joint book-running managers.

This offering is being made pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-210448), declared effective by the Securities and Exchange Commission (SEC) on May 4, 2016.

A preliminary prospectus supplement relating to the offering has been filed with the SEC and a final prospectus supplement relating to the offering will be filed with the SEC. When available, copies of the final prospectus supplement and accompanying prospectus may be obtained by contacting William Blair & Company, L.L.C. at 150 North Riverside Plaza, Chicago, Illinois 60606, Attention: Prospectus Department, by telephone at (800) 621-0687, or by email  at prospectus@williamblair.com.  Electronic copies of the final  prospectus supplement and accompanying prospectus will also be available on the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

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About RADCOM

RADCOM (NASDAQ: RDCM) is a first-mover and leading provider of NFV-ready service assurance and customer experience management solutions for CSPs. RADCOM’s software - MaveriQ - continuously monitors network performance and quality of services, to optimize user experience for CSPs’ subscribers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS and others. MaveriQ enables CSPs to smoothly migrate their networks to NFV by assuring physical, NFV-based and hybrid networks. For more information, please visit www.radcom.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on RADCOM’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of RADCOM could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding RADCOM’s proposed public offering, the possible purchase of additional shares, the successful closing of the offering and planned use of the net proceeds from the offering. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including market conditions and the satisfaction of customary closing conditions related to the proposed offering, and other risk factors discussed in RADCOM’s preliminary prospectus supplement and in RADCOM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, as amended, filed with the SEC and in subsequent filings with the SEC. Except as otherwise required by law, RADCOM disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

For all investor enquiries, please contact:

 Ran Vered
CFO
+972-77-774-5011
ranv@radcom.com